Exhibit 99.1

17 August 2009	For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
James Hardie update on conditions precedent to
implementation of Proposal to change domicile
In advance of the 21 August 2009 Extraordinary General Meeting to consider Stage 1 of the Proposal to transform James Hardie into a Societas Europaea (SE), and then move its corporate domicile from The Netherlands to Ireland (Stage 2), James Hardie provides the following update on regulatory and other matters relating to the Proposal.
Confirmation of asbestos arrangements by the Australian Taxation Office (ATO)
The ATO has provided James Hardie and the Asbestos Injuries Compensation Fund (AICF) with private binding rulings to replace those previously issued in connection with the Amended and Restated Final Funding Agreement (AFFA) and has confirmed that the accepted tax conditions defined in the AFFA will remain unchanged in all material respects after the Proposal is implemented.
The company had undertaken in the AFFA Deed of Confirmation entered into with the NSW Government and the AICF that it would not complete the merger with the Irish plc subsidiary necessary to facilitate the transformation to Dutch SE before obtaining the ATO rulings. Following obtaining the ATO rulings, as outlined above, the company is now released from this undertaking.
Expiry of Creditor Opposition Period
Under Dutch law, there was a one-month period during which creditors or the Dutch Ministry of Justice could file objections to the merger of the company with the Irish plc subsidiary. The one-month period has now expired and no objections were lodged during the period.
Other Matters
The company continues to pursue satisfaction of the remaining regulatory and other matters necessary to implement the Proposal.

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Extraordinary General Meeting
An Extraordinary General Meeting to be held at 11.00 am CET on Friday, 21 August 2009 to consider Stage 1 of the Proposal. An Extraordinary Information Meeting will be held in Sydney at 11.30am AEST on Tuesday, 18 August 2009.
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
Disclaimer
The exhibits attached to this Form 6-K contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

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